                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                    ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
              SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

For the transition period from ______________________ to ______________________

Commission File No. 1-16097


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            THE MEN'S WEARHOUSE, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            THE MEN'S WEARHOUSE, INC.
                               5803 Glenmont Drive
                              Houston, Texas 77081

     THE MEN'S WEARHOUSE, INC.
     401(k) SAVINGS PLAN
     Financial Statements for the Years Ended
     December 31, 2001 and 2000, Supplemental
     Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND
  FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                             4

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2001 -

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)            7

Schedules Omitted

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants of
The Men's Wearhouse, Inc.
  401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/S/ DELOITTE & TOUCHE LLP

Houston, Texas
June 12, 2002

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THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                     2001               2000
INVESTMENTS, At fair value:
   Mutual Fund Assets:
      AXP Cash Management Fund                    $ 4,046,427        $ 3,233,936
      AET Equity Index II Fund                        274,671            104,229
      AXP Bond Fund                                 1,455,761            868,979
      AXP Mutual Fund                               2,199,969          2,062,986
      AXP Blue Chip Advantage Fund                  4,443,947          4,438,086
      AXP New Dimensions Fund                       5,517,345          6,011,906
      Franklin Small Cap Fund                         482,660            397,231
      Invesco Dynamics Fund                           571,935            605,786
      Janus Overseas Fund                           1,775,227          1,729,465
   The Men's Wearhouse Pooled Stock Fund            4,015,388          4,592,224
   Loans to participants                            1,966,665          1,778,944
                                                  -----------        -----------
                Total investments                  26,749,995         25,823,772
                                                  -----------        -----------
CONTRIBUTIONS RECEIVABLE:
   Employee                                           230,077            373,449
   Employer                                            15,386             23,423
                                                  -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $26,995,458        $26,220,644
                                                  ===========        ===========

See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                    2001               2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net depreciation in fair value of
        investments                              $(3,718,652)       $(3,379,081)
      Interest and dividends                         464,172          1,732,471
                                                 -----------        -----------
                Total investment income           (3,254,480)        (1,646,610)

   Employee contributions                          6,269,148          6,087,565
   Employer contributions                            371,035            345,317
                                                 -----------        -----------
                Total contributions                6,640,183          6,432,882
                                                 -----------        -----------
                Total additions                    3,385,703          4,786,272
                                                 -----------        -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
   Benefit payments                                2,610,889          2,298,119
                                                 -----------        -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                           774,814          2,488,153

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                              26,220,644         23,732,491
                                                 -----------        -----------
   End of year                                   $26,995,458        $26,220,644
                                                 ===========        ===========

See notes to financial statements.

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of The Men's Wearhouse, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan and trust agreements for more information.

      GENERAL - The Plan is a defined contribution plan that was amended and restated effective January 1, 1992 as a separate plan; previously, it was part of The Men's Wearhouse, Inc. Employee Stock Ownership Plan and Employees' Savings Plan. The purpose of the Plan is to provide eligible employees with future retirement benefits through a deferred savings program. The Plan year ends on December 31. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and subsequent amendments and revisions. Effective January 1, 2002, the Plan was amended and restated to comply with various law changes commonly referred to as GUST.

      ELIGIBILITY - The Plan provides that all employees of The Men's Wearhouse, Inc. (the "Company"), except for employees of Moores Retail Group Inc. and subsidiaries, become eligible to participate after three months of service.

      Effective August 1, 2000, the K&G Men's Center, Inc. 401(k) Savings Plan (the "K&G Plan") was merged with the Men's Wearhouse, Inc. 401(k) Plan (the "Plan"). K&G Men's Center is a wholly owned subsidiary of the Men's Wearhouse, Inc. Participants of the K&G Plan received service credits for membership in the K&G Plan prior to its merger into the Plan. Participants' investment options in the K&G Plan were mapped to comparable investment options offered by the Plan, unless otherwise directed.

      ADMINISTRATION - The Plan is administered by an advisory committee made up of four employees, two of whom also serve on the Company's Board of Directors. The Company pays all administrative expenses of the Plan. Investments of the Plan are held in trust by American Express Trust Company (the "Trustee").

      CONTRIBUTIONS - Eligible employees may make pre-tax contributions to the Plan through salary deferrals, up to the amount of the current year statutory limitations (subject to cost-of-living adjustments). Effective March 1, 1999, the Company revised the Plan to increase the Company's matching percentage from 5% to 8% on the first $2,000 salary deferral for all qualified participants. Effective March 1, 2000, the matching percentage was increased from 8% to 10% on the first $2,000 salary deferral for all qualified participants, for a maximum $200 contribution per year.

      AUTHORIZED INVESTMENTS - Employee contributions are deposited into a trust account which is invested by the Trustee in various investment options as directed by each employee. The investment options available include nine fund investments maintained by the Trustee plus The Men's Wearhouse Pooled Stock Fund. Plan participants, at their sole discretion, may transfer amounts between the various investment options, including The Men's Wearhouse Pooled Stock Fund, at any time.

      VESTING - Employees are 100% vested in their salary deferral contribution accounts and their employer contribution accounts.

      DISTRIBUTIONS TO PARTICIPANTS - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or equal annual installments not to exceed the life expectancy of the participant or beneficiary. A participant may also withdraw his or her employee contributions to meet certain defined financial hardship needs subject to approval by the Plan's advisory committee.

      LOANS - Plan loans are available to all active Plan participants on a reasonably equivalent basis. Amounts may not exceed the lesser of $50,000 or one-half of the current value of a participant's vested account balance. All loans are fully secured by the balance in the participant's account.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investment are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net (depreciation) appreciation in fair value of investment securities consists of the net change in unrealized (depreciation) appreciation in fair value and realized gains (losses) upon the sale of investments. The net change in unrealized (depreciation) appreciation and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

3.    RISKS AND UNCERTAINTIES

      The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.    PLAN TERMINATION

      Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

5.    TAX STATUS

      The Internal Revenue Service (the "IRS") determined and informed the Company by letter dated July 10, 1998, that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan was amended and restated effective January 1, 2002, and the Company has filed for a new Determination Letter from IRS and the IRS is currently in the process of issuing the new Determination Letter. Although the Company has not received the new Determination Letter yet on the amended and restated Plan, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    BENEFITS PAYABLE

      As of December 31, 2001 and 2000, net assets available for benefits included benefits of $76,416 and $73,712, respectively, due to participants who have withdrawn from participation in the Plan.

7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by the Trustee of the Plan. The Men's Wearhouse Pooled Stock Fund invests in the common stock of the Company. Transactions with the Trustee and the Company qualify as party-in-interest transactions.

8.    INVESTMENTS

      Individual investments which exceed 5% of net assets available for plan benefits as of December 31, 2001, are as follows:

        AXP Cash Management Fund                                    $4,046,427
        AXP Bond Fund                                                1,455,761
        AXP Mutual Fund                                              2,199,969
        AXP Blue Chip Advantage Fund                                 4,443,947
        AXP New Dimensions Fund                                      5,517,345
        Janus Overseas Fund                                          1,775,227
        The Men's Wearhouse Pooled Stock Fund                        4,015,388
        Loans to participants                                        1,966,665

      Individual investments which exceed 5% of net assets available for plan benefits as of December 31, 2000, are as follows:

        AXP Cash Management Fund                                    $3,233,936
        AXP Mutual Fund                                              2,062,986
        AXP Blue Chip Advantage Fund                                 4,438,086
        AXP New Dimensions Fund                                      6,011,906
        Janus Overseas Fund                                          1,729,465
        The Men's Wearhouse Pooled Stock Fund                        4,592,224
        Loans to participants                                        1,778,944

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of benefit payments per the financial statements for the year ended December 31, 2001 to Form 5500:

        Benefits paid per the financial statements                  $2,610,889
        Add:  Amounts allocated as deemed distributions
          to withdrawing participants at December 31, 2001             111,958
        Less:  Amounts allocated as deemed distributions
          to withdrawing participants at December 31, 2000             (32,225)
                                                                    ----------
        Benefits paid per Form 5500                                 $2,690,622
                                                                    ==========

                                     ******

THE MEN'S WEARHOUSE, INC.
401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                       (C)
                                                                  DESCRIPTION OF
                       (B)                                     INVESTMENT, INCLUDING
                IDENTITY OF ISSUE,                              MATURITY DATE, RATE                            (E)
               BORROWER, LESSOR, OR                           OF INTEREST, COLLATERAL,                       CURRENT
 (A)              SIMILAR PARTY                                PAR OR MATURITY VALUE                          VALUE
      MUTUAL FUNDS:
  *      American Express Trust Company                      AXP Cash Management Fund                      $ 4,046,427
  *      American Express Trust Company                      AXP Bond Fund                                   1,455,761
  *      American Express Trust Company                      AXP Mutual Fund                                 2,199,969
  *      American Express Trust Company                      AXP Blue Chip Advantage Fund                    4,443,947
  *      American Express Trust Company                      AXP New Dimensions Fund                         5,517,345
         Janus                                               Janus Overseas Fund                             1,775,227
         Franklin Templeton                                  Franklin Small Cap Fund                           482,660
         Invesco Funds Group, Inc.                           Invesco Dynamics Fund                             571,935
                                                                                                           -----------
      TOTAL                                                                                                $20,493,271
                                                                                                           ===========
      COLLECTIVE INVESTMENT FUND -
  *      American Express Trust Company                      AET Equity Index II Fund                      $   274,671
                                                                                                           ===========
      OTHER -
  *      The Men's Wearhouse Pooled Stock Fund               The Men's Wearhouse, Inc.                     $ 4,015,388
                                                                                                           ===========
  *   LOANS TO PARTICIPANTS                                  Loans to Participants (1)                     $ 1,966,665
                                                                                                           ===========

*    Party-in-interest
(1) Generally five-year installment notes with interest rates ranging from 6% to 13%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee of the Men's Wearhouse, Inc. 401(k) Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                                   THE MEN'S WEARHOUSE, INC.
                                                      401(k) SAVINGS PLAN



Date:  June 18, 2002                                    /s/ Neill P. Davis
       ------------------------------             ------------------------------
                                                     Neill P. Davis, Member of
                                                       the Advisory Committee